FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Additional information CADE´s decision (Brazilian Antitrust Regulator)	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (Telefónica) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the decisions taken by the Brazilian Administrative Council for Economic Defense -CADE- on its 04 December 2013 session (public versions recently available in its website, http://www.cade.gov.br), Telefónica considers that the remedies imposed are unreasonable and therefore is further analyzing the possibility of initiating the appropriate legal actions.

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia’s Brazilian businesses, Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia. Furthermore, Mr. Julio Linares López has decided to resign, with immediate effect, from his position in the slate submitted by TELCO S.p.A. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica, without prejudice of any of the rights recognized in TELCO S.p.A. Shareholders’ Agreement, has decided for the time being not to avail of its right to appoint or propose two Directors in the Board of Directors of Telecom Italia.

Madrid, December 13th 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 13th, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors